EXHIBIT 99.1

Roland Boekhout will leave ING to join Commerzbank

Roland Boekhout will leave ING to join Commerzbank

Roland Boekhout, member of the Management Board Banking and head of Market Leaders will leave ING. As of 1 January 2020 he will join Commerzbank as a Member of the Board of Managing Directors with responsibility for the Corporate Clients segment. He will therefore step down from the Management Board at ING with immediate effect.

Roland Boekhout became a member of the Management Board Banking in 2017. As head of Market Leaders he was responsible for ING’s operations in the Benelux, executing the integration of ING’s banking platform in the Netherlands and Belgium. Roland joined ING in 1991 as a credit analyst. After that he held various international management roles across ING. In 2008 he became CEO of ING’s Wholesale Banking operations in Central and Eastern Europe. From 2010-2017 he was CEO of ING in Germany where he successfully oversaw the rapid growth of ING’s online banking activities.

Ralph Hamers, CEO of ING said: "We regret but understand Roland’s step announced today. During his many years of service in the various parts of ING he always showed a strong focus on customer interests. Under his stewardship ING in Germany sustained its growth and popularity among customers. In the past years Roland successfully drove the integration of the Netherlands and Belgium organisations forward. On behalf of everyone at ING I want to thank him and wish him well in his new function.”

Roland Boekhout said: “After nearly 30 years at ING this was a difficult decision. For personal reasons I have a preference to return to Germany and when this opportunity presented itself I had to consider it. Both companies distinguish themselves through high customer focus, collaborative culture and a no-nonsense attitude. I want to thank my many colleagues at ING for our cooperation over the past years.”

After stepping down from the Management Board Banking Roland Boekhout will remain with ING until 15 September 2019 in order to ensure an orderly transition, focusing on the integration of the platforms of ING in Belgium and the Netherlands. Announcements on the succession of Roland Boekhout will be made when appropriate. In the meantime, board responsibility for the Market Leaders segment will be taken over by Ralph Hamers.

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